Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in registration statement No. 333-181439 on Form S-8 and registration statement Nos. 333-189015 and 333-201339 on Form S-3 of our report dated March 15, 2017 on our audits of the consolidated financial statements of TG Therapeutics, Inc. and Subsidiaries as of December 31, 2016 and 2015, and for each of the three years in the period ended December 31, 2016, and our report on our audit of internal control over financial reporting of TG Therapeutics, Inc. and Subsidiaries as of December 31, 2016, dated March 16, 2017, included in this Annual Report on Form 10-K of TG Therapeutics, Inc. and Subsidiaries for the year ended December 31, 2016.

/s/ CohnReznick LLP

New York, New York
March 15, 2017